As filed with the Securities and Exchange Commission on December 11, 2023

Registration No. __________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________

Next Bridge Hydrocarbons, Inc.

(Exact name of registrant as specified in its charter)

___________________

Nevada	87-2538731
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

(817) 438-1937

(Address, including zip code, of Principal Executive Offices)

___________________

Next Bridge Hydrocarbons, Inc.

2022 Equity Incentive Plan

(Full title of the plan)

___________________

Clifton DuBose, Jr.

Chief Executive Officer

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116
(817) 438-1937

(Name, address and telephone number, including area code, of agent for service)

COPY TO:

Jack E. Jacobsen

Jason A. Schumacher

O’Melveny & Myers LLP

2801 North Harwood Street, Suite 1600

Dallas, Texas 75201

214-647-9270

___________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☑	Smaller reporting company ☑

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

PART I

INFORMATION REQUIRED IN THE

SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants as specified by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

PART II

INFORMATION REQUIRED IN THE

REGISTRATION STATEMENT

Item 3.	Incorporation of Certain Documents by Reference

The following documents of Next Bridge Hydrocarbons, Inc. (the “Company” or “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) are incorporated herein by reference:

(a)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2022, filed with the Commission on March 31, 2023, and subsequently amended on Form 10-K/A, filed with the Commission on May 1, 2023 (Commission File No. 333-266143);
(b)	The Company’s Current Reports on Form 8-K, filed with the Commission on October 13, 2023, October 4, 2023, July 3, 2023, June 26, 2023, June 21, 2023, May 17, 2023, April 21, 2023, April 5, 2023, and January 24, 2023 (each, Commission File No. 333-266143 and in each case only as to the information “filed” with the Commission thereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and not as to information “furnished” thereunder); and
(c)	Not applicable.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with Commission rules shall not be deemed incorporated by reference into this Registration Statement. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

Item 4.	Description of Securities

General

The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated By-laws and certain provisions of Nevada law. You are encouraged to read our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws, which have been incorporated by reference as exhibits to our Registration Statement on Form S-1, as amended, effective as of November 18, 2022 (File No. 333-266143) of which this prospectus is a part, for greater detail with respect to these provisions.

The Company was incorporated on August 31, 2021, and as of December 11, 2023, the Company had 248,830,516 shares of common stock outstanding.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of our common stock do not have cumulative voting rights.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Articles of Incorporation authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. If we offer a new series of preferred stock, a more specific description may be filed with the SEC, and the designations and rights of such preferred stock will be described in an accompanying prospectus, including the following terms:

●	the series, the number of shares offered, and the liquidation value of the preferred stock;

●	the price at which the preferred stock will be issued;

●	the dividend rate, the dates on which the dividends will be payable, and other terms relating to the payment of dividends on the preferred stock;

●	the liquidation preference of the preferred stock;

●	the voting rights of the preferred stock;

●	whether the preferred stock is redeemable, or subject to a sinking fund, and the terms of any such redemption or sinking fund;

●	whether the preferred stock is convertible, or exchangeable for any other securities, and the terms of any such conversion or exchange; and

●	any additional rights, preferences, qualifications, limitations, and restrictions of the preferred stock.

The description of the terms of the preferred stock that will be set forth in an applicable prospectus will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock. The registration statement, of which this prospectus forms a part, will include the certificate of designation as an exhibit or incorporate it by reference.

Undesignated preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger, or otherwise and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may:

●	rank senior to our common stock as to dividend rights, liquidation preference, or both;

●	have full or limited voting rights; and

●	be convertible into shares of common stock or another series of preferred stock.

The issuance of additional preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock.

Certain Provisions of Nevada Law

Combination with Interested Stockholders Statute

Sections 78.411 to 78.444 of the Nevada Revised Statutes (N.R.S.), which apply to any Nevada corporation with more than 200 stockholders, prohibits an “interested stockholder” from entering into a “combination” with the corporation for two years, unless certain conditions are met. A “combination” includes:

●	any merger of the corporation or any subsidiary of the corporation with an “interested stockholder,” or any other entity, whether or not itself an “interested stockholder,” which is, or after and as a result of the merger would be, an affiliate or associate of an “interested stockholder,”

●	any sales, lease, exchange, mortgage, pledge, transfer, or other disposition in one transaction, or a series of transactions, to or with an “interested stockholder” or any affiliate or associate of an “interested stockholder,” of assets of the corporation or any subsidiary of the corporation:

●	having an aggregate market value equal to more than 5% of the aggregate market value of the corporation’s assets, determined on a consolidated basis;

●	having an aggregate market value equal to more than 5% of the aggregate market value of all of the outstanding shares of the corporation; or

●	representing more than 10% of the earning power or net income, determined on a consolidated basis, of the corporation.

●	the issuance or transfer by the corporation or any subsidiary, of any shares of the corporation or any subsidiary to an “interested stockholder” or any affiliate or associate of an “interested stockholder,” having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation, except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the resident domestic corporation;

●	the adoption of any plan, or proposal for the liquidation or dissolution of the corporation, under any agreement, arrangement or understanding, with the “interested stockholder.” or any affiliate or associated of the “interested stockholder;”

●	if any of the following actions occurs:
●	a reclassification of the corporation’s securities, including, without limitation, any splitting of shares, share dividend, or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares;

●	recapitalization of the corporation;

●	merger of consolidation of the corporation with any subsidiary; or

●	any other transaction, whether or not with or into or otherwise involving the interested stockholder, under any agreement, arrangement or understanding, whether or not in writing, with the interested stockholder or any affiliate or associate of the interested stockholder, which has the immediate and proximate effect of increasing the proportionate share of the outstanding shares of any class or series of voting shares or securities convertible into voting shares of the corporation or any subsidiary of the corporation which is beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder; or

●	any receipt by an “interested stockholder” or any affiliate or associate of an “interested stockholder” except proportionately as a stockholder of the corporation, of the benefit of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through the corporation.

An “interested stockholder” is a person who is:

●	directly or indirectly, the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation; or

●	an affiliate or associate of the corporation, which at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

A corporation to which the Combinations with Interested Stockholders Statute applies may not engage in a “combination” within two years after the interested stockholder first became an interested stockholder, unless the combination meets all of the requirements of the corporation’s articles of incorporation and (i) the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors before the person first became an interested stockholder, or (ii)(a) the combination is approved by the board of directors and (b) at or after that time, the combination is approved at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the stockholders representing at least sixty percent (60%) of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder. If this approval is not obtained, the combination may be consummated after the two year period expires if either (i)(a) the combination or transaction by which the person first became an interested stockholder is approved by the board of directors before such person first became an interested stockholder, (b) the combination is approved by a majority of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder, or (c) the combination otherwise meets the requirements of the Combination with Interested Stockholders Statute. Alternatively, a combination with an interested stockholder engaged in more than 2 years after the date the person first became an interested stockholder may be permissible if the aggregate amount of cash and the market value of consideration other than cash to be received by holders of shares of common stock and holders of any other class or series of shares meets the minimum requirements set forth in the statue, and prior to the completion of the combination, except in limited circumstances, the interested stockholder has not become the beneficial owner of additional voting shares of the corporation.

Acquisition of Controlling Interest Statute

In addition, Nevada’s “Acquisition of Controlling Interest Statute,” prohibits an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s stockholders. Sections 78.378 to 78.3793 of the N.R.S. only apply to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, that do business directly or through an affiliated corporation in Nevada and whose articles of incorporation or bylaws in effect 10 days following the acquisition of a controlling interest by an acquiror do not prohibit its application. Our Bylaws presently provide that Nevada’s Acquisition of Controlling Interest Statute does not apply to us.

Limitations of Liability and Indemnification Matters

Our Articles of Incorporation contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, unless the presumption that the directors have acted in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted, in which case directors may be liable for damages resulting from intentional misconduct, fraud or a knowing violation of law. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Subscription Agent and Registrar

The subscription agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

No Listing

Our common stock is not listed on any securities exchange and will not be eligible for electronic trading through DTC or any other established clearing corporation. There is no established public trading market for the shares of common stock being offered in this offering, and we do not expect a market to develop. We do not intend to register any shares of common stock under the Securities Act for sale by the holders of our common stock.

Item 5.	Interests of Named Experts and Counsel

Not applicable.

Item 6.	Indemnification of Directors and Officers

The Company’s Amended and Restated Articles of Incorporation and By-laws provide that, to the fullest extent permitted by the laws of the State of Nevada, any officer or director of the Company, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was or has agreed to serve at the request of the Company as a director or officer of the Company, or while serving as a director or officer of the Company, is or was serving or has agreed to serve at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. For the avoidance of doubt, the foregoing indemnification obligation includes, without limitation, claims for monetary damages against indemnitee to the fullest extent permitted under Section 78.7502 and 78.751 of the Nevada Revised Statutes as in existence on the date hereof.

The indemnification provided shall be from and against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by indemnitee or on indemnitee’s behalf in connection with such action, suit or proceeding and any appeal therefrom, but shall only be provided if indemnitee is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe indemnitee’s conduct was unlawful.

In the case of any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he/she is or was a director, or officer of the Company, or while serving as a director or officer of the Company, is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, no indemnification shall be made in respect of any claim, issue or matter as to which indemnitee shall have been adjudged to be liable to the Company unless, and only to the extent that, the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, indemnitee is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the indemnitee is liable pursuant to Section 78.138 of the Nevada Revised Statutes or did not act in good faith and in a manner which indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that indemnitee’s conduct was unlawful.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Item 7.	Exemption from Registration Claimed

Not applicable.

Item 8.	Exhibits

See the attached Exhibit Index at page 7, which is incorporated herein by reference.

Item 9.	Undertakings

(a)       The undersigned Registrant hereby undertakes:

(1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)      To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)      To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii)      To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit

Number	Description of Exhibit
4	Next Bridge Hydrocarbons, Inc. 2022 Equity Incentive Plan. (Filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (as amended), effective as of November 18, 2022 (Commission File No. 333-266143), and incorporated herein by this reference.)
5	Opinion of Woodburn and Wedge (opinion re legality).
23.1	Consent of B.F. Borgers CPA (consent of independent registered public accounting firm).
23.2	Consent of Counsel (included in Exhibit 5).
24	Power of Attorney (included in this Registration Statement under “Signatures”).
107	Filing Fee Table

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on December 11, 2023.

NEXT BRIDGE HYDROCARBONS, INC.

By:	/s/ Clifton DuBose, Jr.
Clifton DuBose, Jr. Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Clifton DuBose, Jr. and Lucas T. Hawkins, and each of them, acting individually and without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Clifton DuBose, Jr.	Chairman and Chief Executive Officer	December 11, 2023
Clifton DuBose, Jr.	(Principal Executive Officer)

/s/ Lucas T. Hawkins	Chief Financial Officer	December 11, 2023
Lucas T. Hawkins	(Principal Financial and Accounting Officer)

/s/ Gregory McCabe	Chairman	December 11, 2023
Gregory McCabe

/s/ Mia Pitts	Director	December 11, 2023
Mia Pitts

/s/ Kristin Whitley	Director	December 11, 2023
Kristin Whitley

/s/ Robert L. Cook	Director	December 11, 2023
Robert L. Cook